UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 1, 2025

SOMNIGROUP INTERNATIONAL INC.
(Exact name of registrant as specified in its charter)
Delaware	001-31922	33-1022198
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Tempur Way
Lexington, Kentucky 40511
(Address of principal executive offices) (Zip Code)

(800) 878-8889
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.01 par value	SGI	New York Stock Exchange

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

On December 1, 2025, Somnigroup International Inc. (the "Company" or "Somnigroup") issued a press release announcing the Proposal described further in Item 8.01 herein. A copy of the press release is attached as Exhibit 99.1 to this current report on Form 8-K and is incorporated herein by reference.

The information disclosed pursuant to this Item 7.01 (including Exhibit 99.1) shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that section and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except as shall be expressly set forth by specific reference in any such filing.

Item 8.01. Other Items.

On December 1, 2025, the Company submitted a proposal to acquire all of the outstanding shares of Leggett & Platt, Incorporated ("Leggett & Platt") in exchange for shares of Somnigroup common stock having a market value of $12.00, based on a fixed exchange ratio to be agreed (the "Proposal").

Forward-Looking Statements

This communication contains statements that may be characterized as "forward-looking," within the meaning of the federal securities laws. Such statements might include information concerning one or more of the Company's plans, guidance, objectives, goals, strategies and other information that is not historical information. When used in this communication, the words "assumes," "estimates," "expects," "guidance," "anticipates," "might," "projects," "plans," "proposed," "targets," "intends," "believes," "will," "contemplates" and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding Somnigroup's proposal to acquire Leggett & Platt (including the benefits, results, effects and timing of a transaction) and any statements regarding Somnigroup's (and Somnigroup's and Leggett & Platt's combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities and plans and objectives of management. Any forward-looking statements contained herein are based upon current expectations and beliefs and various assumptions. There can be no assurance that the Company (or the combined company) will realize these expectations, meet its guidance or that these beliefs will prove correct.

Numerous factors, many of which are beyond the Company's control, could cause actual results to differ materially from any that may be expressed herein as forward-looking statements. These potential risks include general economic, financial and industry conditions, particularly conditions relating to the financial performance and related credit issues present in the retail sector, as well as consumer confidence and the availability of consumer financing; the impact of the macroeconomic environment in both the U.S. and internationally on the Company; uncertainties arising from national and global events; industry competition; the effects of consolidation of retailers on revenues and costs; and consumer acceptance and changes in demand for the Company's products and the other factors discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2024. There may be other factors that may cause the Company's actual results to differ materially from the forward-looking statements. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

Additional Information

This communication relates to a proposal which Somnigroup has made for a business combination transaction with Leggett & Platt. In furtherance of this proposal and subject to future developments, Somnigroup (and, if a negotiated transaction is agreed, Leggett & Platt) may file one or more registration statements, proxy statements, tender offer statements, prospectuses or other documents with the Securities and Exchange Commission (the "SEC"). This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Somnigroup and/or Leggett & Platt may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOMNIGROUP AND LEGGETT & PLATT ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Somnigroup and Leggett & Platt, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) as well as other filings containing information about Somnigroup and Leggett & Platt, free of charge on the SEC's website at www.sec.gov. Those documents, when filed, as well as Somnigroup's other public filings with the SEC, may be obtained free of charge on Somnigroup's website at www.somnigroup.com.

Somnigroup and its directors, executive officers and certain other members of management and employees may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. You can find information about Somnigroup's executive officers and directors in Somnigroup's definitive proxy statement filed with the SEC on March 31, 2025. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements, prospectuses or other documents filed with the SEC if and when they become available. You may obtain free copies of these documents using the sources indicated above.

This communication shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.
Exhibit Number	Description
99.1	Press Release dated December 1, 2025, titled "Somnigroup Proposes to Acquire Leggett & Platt in All-Stock Transaction"
104	Cover page interactive data file (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 1, 2025
Somnigroup International Inc.

By:	/s/ Bhaskar Rao
Name:	Bhaskar Rao
Title:	Executive Vice President & Chief Financial Officer

Exhibit 99.1

Somnigroup Proposes to Acquire Leggett & Platt in All-Stock Transaction
-     Proposal represents 30.3% premium to the average closing price of Leggett & Platt’s shares during the last 30 trading days
-     Combination would provide Leggett & Platt shareholders with significant premium and opportunity to participate in combined company growth

DALLAS, TX, December 1, 2025 – Somnigroup International Inc. (NYSE: SGI, “Company” or “Somnigroup”) today announced that it submitted a proposal to the Board of Directors of Leggett & Platt Inc. (NYSE: LEG) to acquire all outstanding common shares of Leggett & Platt in an all-stock transaction (the “Proposal”). Under the terms of the Proposal, Leggett & Platt shareholders would receive shares of Somnigroup common stock with a market value of $12.00 for every one share of Leggett & Platt common stock, based on a fixed exchange ratio to be agreed. The Proposal offers Leggett & Platt shareholders a 30.3% premium to the average closing price of Leggett & Platt’s shares during the last 30 trading days, representing a value not achieved by LEG shares since December 2024.

The all-stock structure would enable Leggett & Platt shareholders to participate in the future growth potential of the combined company on a tax-deferred basis.

"Leggett & Platt has been an important supplier to our Company for many years," said Scott Thompson, Chairman and CEO of Somnigroup. "This proposal would deliver significant value to Leggett & Platt shareholders through a compelling premium and tax-advantaged participation in our combined platform, while also being accretive before synergies to all Somnigroup shareholders."

The Proposal was delivered to the Leggett & Platt Board in a letter on December 1, 2025. The full text of the letter is included below:

###

December 1, 2025

Board of Directors
Leggett & Platt Incorporated
1 Leggett Road
Carthage, Missouri 64836

Attention:  Mr. Karl G. Glassman, Board Chairman, President and Chief Executive Officer

Dear Karl and Members of the Board:

I am writing to express our strong interest in pursuing a business combination transaction between Somnigroup International Inc. (“Somnigroup”) and Leggett & Platt Incorporated (“Leggett & Platt”).

We propose that Somnigroup acquire all of the outstanding shares of Leggett & Platt in an all-stock merger with a wholly owned subsidiary of Somnigroup, in which each outstanding share of Leggett & Platt common stock would be exchanged for shares of Somnigroup common stock having a market value of $12.00, based on a fixed exchange ratio to be agreed.

Our proposed merger consideration represents a premium of approximately 17.0% to the closing price of Leggett & Platt shares on November 28, 2025, and a premium of approximately 30.3% over the average closing price of Leggett & Platt shares during the last 30 trading days – a value that Leggett & Platt shareholders have not seen since December 2024.

In addition, by receiving consideration comprised entirely of Somnigroup common stock, your shareholders will have the opportunity to participate fully on a tax-deferred basis in the significant growth potential and synergies of the combined company.

We believe that a combination of Leggett & Platt with Somnigroup would be uniquely compelling for both companies and all of our collective stakeholders. Joining Leggett & Platt with a leading bedding manufacturer and bedding retailer would unquestionably foster significant strategic advantages and efficiencies for the combined company.  Also, as you know, Somnigroup and Leggett & Platt have enjoyed an excellent commercial arrangement for many years.  A significant mutual benefit of our proposal would be to ensure that this arrangement will continue without interruption.

Leggett & Platt would continue to operate independently under the Somnigroup umbrella.  Like Mattress Firm, Tempur Sealy and Dreams, Leggett & Platt’s leadership team would enjoy significant autonomy.  Leggett & Platt would also benefit from having a substantial and reliable customer in Tempur Sealy and greater opportunities for growth and success, all with a lower cost of capital and the strategic backing of Somnigroup.

Additionally, because Leggett & Platt’s business is complementary to Somnigroup’s businesses, we would expect to not only retain most of Leggett & Platt’s management team and employees, whose knowledge, experience and talent would be invaluable to the Somnigroup organization, but also provide them future career opportunities in the broader Somnigroup organization. We also expect to retain a significant presence in Carthage.

We contemplate that our transaction would be subject only to customary closing conditions, including the receipt of necessary regulatory approvals, which we expect would be obtained without difficulty or delay.  Our transaction would not be subject to any financing contingency or require approval by Somnigroup’s shareholders.

Our proposal has been unanimously authorized by our Board of Directors.  Based on our long history with Leggett & Platt, we would expect to be able to promptly complete confirmatory due diligence and execute definitive agreements.

Our financial advisors are Goldman Sachs & Co. LLC and our legal advisors are Cleary Gottlieb Steen & Hamilton LLP.

This proposal is subject to satisfactory completion of due diligence, the negotiation and execution of definitive transaction documents, and approval by the boards of directors of both companies. Unless and until such time, no obligation, commitment or undertaking of any kind shall arise as a result of this letter or any subsequent discussions.

We believe this is a unique opportunity to deliver significant value to Leggett & Platt shareholders and better position a combined company to drive future shareholder value. We seek to work with you on a friendly basis to complete this transaction successfully and expeditiously.

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We hope that you share our enthusiasm and we would appreciate a response by December 22, 2025.

Sincerely,

Scott L. Thompson
President, Chief Executive Officer and Chairman of the Board

###

Customary Approvals
Completion of the contemplated transaction is contingent upon reaching a definitive agreement and would be subject to the satisfaction of customary closing conditions, including receipt of Leggett & Platt shareholder approval and required regulatory approvals. The proposed transaction would not be subject to any financing contingencies or approval by Somnigroup’s shareholders.

Forward Looking Statements
This communication contains statements that may be characterized as "forward-looking," within the meaning of the federal securities laws. Such statements might include information concerning one or more of the Company's plans, guidance, objectives, goals, strategies and other information that is not historical information. When used in this release, the words "assumes," "estimates," "expects," "guidance," "anticipates," "might," "projects," "plans," "proposed," "targets," "intends," "believes," "will," "contemplates" and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding Somnigroup's proposal to acquire Leggett & Platt (including the benefits, results, effects and timing of a transaction) and any statements regarding Somnigroup's (and Somnigroup’s and Leggett & Platt's combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities and plans and objectives of management. Any forward-looking statements contained herein are based upon current expectations and beliefs and various assumptions. There can be no assurance that the Company (or the combined company) will realize these expectations, meet its guidance or that these beliefs will prove correct.

Numerous factors, many of which are beyond the Company's control, could cause actual results to differ materially from any that may be expressed herein as forward-looking statements. These potential risks include general economic, financial and industry conditions, particularly conditions relating to the financial performance and related credit issues present in the retail sector, as well as consumer confidence and the availability of consumer financing; the impact of the macroeconomic environment in both the U.S. and internationally on the Company; uncertainties arising from national and global events; industry competition; the effects of consolidation of retailers on revenues and costs; and consumer acceptance and changes in demand for the Company's products and the other factors discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2024. There may be other factors that may cause the Company's actual results to differ materially from the forward-looking statements. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

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Additional Information
This communication relates to a proposal which Somnigroup has made for a business combination transaction with Leggett & Platt. In furtherance of this proposal and subject to future developments, Somnigroup (and, if a negotiated transaction is agreed, Leggett & Platt) may file one or more registration statements, proxy statements, tender offer statements, prospectuses or other documents with the Securities and Exchange Commission (the "SEC"). This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Somnigroup and/or Leggett & Platt may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOMNIGROUP AND LEGGETT & PLATT ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Somnigroup and Leggett & Platt, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) as well as other filings containing information about Somnigroup and Leggett & Platt, free of charge on the SEC's website at www.sec.gov. Those documents, when filed, as well as Somnigroup's other public filings with the SEC, may be obtained free of charge on Somnigroup's website at www.somnigroup.com.

Somnigroup and its directors, executive officers and certain other members of management and employees may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. You can find information about Somnigroup's executive officers and directors in Somnigroup's definitive proxy statement filed with the SEC on March 31, 2025. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements, prospectuses or other documents filed with the SEC if and when they become available. You may obtain free copies of these documents using the sources indicated above.

This communication shall not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Somnigroup
Somnigroup (NYSE: SGI) is the world’s largest bedding company, dedicated to improving people’s lives through better sleep. With superior capabilities in design, manufacturing, distribution and retail, we deliver breakthrough sleep solutions and serve the evolving needs of consumers in more than 100 countries worldwide through our fully-owned businesses, Tempur Sealy, Mattress Firm and Dreams. Our portfolio includes the most highly recognized brands in the industry, including Tempur-Pedic®, Sealy®, Stearns & Foster®, and Sleepy’s®, and our global omni-channel platform enables us to meet consumers wherever they shop, offering a personal connection and innovation to provide a unique retail experience and tailored solutions.

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We seek to deliver long-term value for our shareholders through prudent capital allocation, including managing investments in our businesses. We are guided by our core value of Doing the Right Thing and committed to our global responsibility to protect the environment and the communities in which we operate. For more information, please visit www.Somnigroup.com.

Somnigroup Investor Relations Contact
Aubrey Moore
Investor Relations
Somnigroup International Inc.
800-805-3635
Investor.relations@somnigroup.com

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